

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02063029

DC

No Act
P.E. 10-8-02

November 19, 2002

Christopher T. Cox
Cahill Gordon & Reindel
Eighty Pine Street
New York, NY 10005-1702

Act 1934
Section 14A-8
Rule
Public Availability 11-19-2002

Re: Equidyne Corporation
Incoming letter dated October 8, 2002

Dear Mr. Cox:

This is in response to your letter dated October 8, 2002 concerning a shareholder proposal submitted to Equidyne by Henry J. Rhodes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 02 2002
THOMSON
FINANCIAL

P

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Henry J. Rhodes
109 Maple Drive
Cartersville, GA 30120

10/

# CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702


RECD S.E.C.
OCT 8 2002
1086



WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3450

October 8, 2002



Re: Equidyne Corporation - Shareholder Proposals Submitted by Henry J. Rhodes

Ladies and Gentlemen:

On behalf of our client, Equidyne Corporation (the "Company"), and in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy for its 2003 annual meeting of stockholders (the "2003 Proxy Statement") nine separate proposals (the "Proposals") submitted to the Company under cover of a single letter, dated July 29, 2002, from Mr. Henry J. Rhodes (the "Proposal Letter"). A copy of the Proposal Letter is attached hereto as Annex A. The Company believes that the Proposals may be excluded from the Company's 2003 Proxy Statement under Rules 14a-8(b), (c) and (f) of the Exchange Act and respectfully requests the concurrence of the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it will not recommend any enforcement action if the Company excludes the Proposals.

**The Proposals may be excluded under Rule 14a-8(b) because Mr. Rhodes failed to establish his eligibility to submit the Proposals**

The Company intends to exclude the Proposals from its 2003 Proxy Statement under Rule 14a-8(b)(2) because Mr. Rhodes failed to establish his eligibility to submit the Proposals. Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year by the date that the proponent submits the proposal. Moreover, the proponent must continue to hold those securities through the date of the shareholder meeting. If the proponent is not a stockholder of record and if the proponent has not filed stock ownership schedules or forms with the Commission, Rule 14a-8(b)(2)(i) requires that the proponent prove his eligibility by submitting a written statement from the record holder of his securities verifying that, at the time that the proponent submitted his proposal, he continuously held the securities for at least one year.

According to the Company's stock records maintained by the Company's stock transfer agent, Mr. Rhodes was not on July 29, 2002 (the date of the Proposal Letter), and is not now, a registered stockholder of the Company. Moreover, Mr. Rhodes has not filed stock ownership schedules or forms with the Commission. Although the Proposal Letter states that Mr. Rhodes satisfies the eligibility requirements of Rule 14a-8(b)(1), Mr. Rhodes failed to provide the Company with a letter from the record holder of Mr. Rhodes' shares verifying that, on July 29, 2002 (the date of the Proposal letter), Mr. Rhodes continuously held the requisite amount of the Company's securities for at least one year.

Pursuant to Rule 14a-8(f)(1), on August 7, 2002, by letter dated that date (the "Notification Letter"), the Company notified Mr. Rhodes that he had failed to satisfy the eligibility requirements of Rule 14a-8. A copy of the Notification Letter and a copy of the FedEx Corporation tracking receipt confirming delivery of the Notification Letter to Mr. Rhodes' residence is attached hereto as Annex B. In the Notification Letter, which included a copy of Rule 14a-8, the Company referred Mr. Rhodes to Rule 14a-8(b)(1), specifically outlined for Mr. Rhodes the eligibility requirements of that provision and advised Mr. Rhodes of the 14-day deadline for correcting the deficiency, as required by Rule 14a-8(f)(1). As of the date of this letter, the Company has received no further correspondence from Mr. Rhodes.

The Staff has consistently taken a no-action position concerning a company's exclusion of shareholder proposals based upon a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and 14a-8(f). See, e.g., McDonald's Corporation (SEC No-Action Letter available March 13, 2002); The McGraw-Hill Companies, Inc. (SEC No-Action Letter available October 22, 2001); Target Corporation (SEC No-Action Letter available March 12, 2001); Saks Inc. (SEC No-Action Letter available January 11, 2001); and Johnson & Johnson (SEC No-Action Letter available January 11, 2001).

Therefore, because Mr. Rhodes, having received the Notification Letter, constituting a timely and adequate notice of the deficiency, failed to submit verification of his eligibility, as required by Rule 14a-8(b)(2), and because the 14-day period provided by Rule 14a-8(f)(1) for Mr. Rhodes to furnish such verification to the Company has expired, the Company believes that it may exclude the Proposals under Rules 14a-8(b)(2) and 14a-8(f)(1).

**The Proposals may be excluded under Rule 14a-8(c) because they comprise more than one proposal**

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholder's meeting. The Proposals violate Rule 14a-8(c) because they contain nine separate proposals. In fact, Mr. Rhodes states in his Proposal Letter that he has enclosed "nine (9) separate proposals," indicating his intent that the Proposals be viewed as multiple, distinct proposals, rather than as one proposal.

The Staff has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). See, e.g., Bob Evans Farms, Inc. (SEC No-Action Letter available May 31, 2001); Football USA, Inc. (SEC No-Action Letter available April 3, 2001); and Allstate Corp. (SEC No-Action Letter available January 29, 1997). In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, specific concept. However, the Proposals do not relate to a single, specific concept. Rather, they each relate to a separate and distinct concept in violation of Rule 14a-8(c).

In the Notification Letter described above, the Company notified Mr. Rhodes that his Proposals did not comply with Rule 14a-8(c) because they contained more than one proposal. The Company also advised Mr. Rhodes that he could correct the deficiency within 14 days of his receipt of the Notification Letter by submitting a new request to include not more than one proposal in the Company's 2003 Proxy Statement. As stated above, as of the date of this letter, the Company has received no further correspondence from Mr. Rhodes.

Therefore, because Mr. Rhodes, having received the Notification Letter, constituting a timely and adequate notice of the deficiency, failed to cure the deficiency by submitting a new request to the Company containing not more than one proposal, as required by Rule 14a-8(c), and because the 14-day period provided by Rule 14a-8(f)(1) for Mr. Rhodes to cure such deficiency has expired, the Company believes that it may exclude the Proposals under Rules 14a-8(c) and 14a-8(f)(1).

We have been advised by the Company that definitive copies of its 2003 Proxy Statement will be filed with the Commission substantially more than 80 days after the date of this letter.

If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. Should you have any questions or need additional information, please call the undersigned at (212) 701-3450.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter, together with six copies of the Proposal Letter. We are simultaneously providing one copy of this letter, including Annexes A and B, to Mr. Rhodes to advise him of the Company's intent to exclude the Proposals from the Company's 2003 Proxy Statement.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to the messenger who has been instructed to wait.

Very truly yours,



Christopher T. Cox

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

BY HAND

## ANNEX A

Equidyne Corporation
11770 Bernardo Plaza Court
Suite 351
San Diego California 92128

July 29 2002

To: The Secretary of the Corporation

Dear Sir or Madam,

Please find the enclosed nine (9) separate proposals to be included for a vote at the 2003 Annual Shareholder meeting and to be included in the proxy card for said meeting.

I have continuously held at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the above date. I will continue to hold at least $2,000 in market value of the company's securities through the date of the meeting.

Sincerely,



Henry J. Rhodes
109 Maple Drive
Cartersville Georgia 30120

1 enclosure

*Proposals for the 2003 Annual Shareholder's Meeting to be included in the 14a Proxy.*

1. Proposed that the 2002 Long Term Incentive and Share Award Plan be repealed.

2. Proposed that no employee, director, officer or consultant receive total annual compensation from the corporation or it's affiliates in excess of fifteen percent (15%) of the total annual gross revenue, excluding income from investments and other one time events, of the corporation regardless of prior agreements.

3. Proposed that all Directors of the corporation be independent and not employed by, nor have contractual or other arrangements with the corporation.

4. Proposed that the CEO signs and personally verify all financial data presented to shareholders, the public or the Security and Exchange Commission through press releases, SEC filings, or other public vehicles.

5. Proposed that all stock options that are exercised from the date this proposal is passed be restricted from sale on the open market or private placement for a period of two years from the exercise date regardless of prior agreements.

6. Proposed that the Executive Committee of the Board of Directors be abolished and not reconstituted in other forms.

7. Proposed that any awards, loans, stock options, or bonuses to officers, directors, employees, or consultants, be approved by a majority vote of the shareholders.

8. Proposed that the Shareholder's Rights Plan be repealed.

9. Proposed that the company by-laws be amended to mandate thirty (30) days rather than the current ten (10) days for the mailing of the proxy card in conjunction with the annual shareholder's meeting or other matters requiring a vote of the shareholders.

Proposed by: Henry J. Rhodes

Signed 

Date: 29 July 2002

## ANNEX B

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702





WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER
(212) 701-3450


August 7, 2002

Re: Equidyne Corporation

Dear Mr. Rhodes:

As counsel to Equidyne Corporation (the "Company") in connection with your letter, dated July 29, 2002, addressed to the Secretary of the Company (the "Letter"), requesting that the Company include nine separate proposals in the Company's proxy materials for its 2003 Annual Meeting, this letter is to notify you, on behalf of the Company pursuant to Rule 14a-8(f)(1) of the Securities and Exchange Act of 1934, as amended, of your failure in various ways to satisfy the eligibility and procedural requirements of Rule 14a-8. Two of such ways are:

1. Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock, $.10 par value per share (the "Common Stock"), for at least one year at the time that the stockholder submits its proposal. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements. You must furnish to the Company proper documentation demonstrating (i) that, at the time you submitted your proposals, you were the beneficial owner of at least $2,000 in market value, or 1%, of the Company's common stock and (i) that you had, at such time, continuously been the beneficial owner of such Common Stock for one or more years. For your convenience, we have attached to this letter a copy of Rule 14a-8(b).

2. Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Your Letter contains nine separate proposals. To be considered, you would, therefore, need to submit to the Company a new request to include not more than one proposal in the Company's proxy materials for its 2003 Annual Meeting.

If you wish to include a stockholder proposal in the Company's proxy materials for its 2003 Annual Meeting, your proposal, meeting all of the requirements of Rule 14a-8, must be submitted to the Company in compliance with Rule 14a-8 and must be postmarked or transmitted electronically no later than fourteen calendar days from the date you receive this letter.

Please direct any questions you may have regarding this letter to either me at (212) 701-3450 or W. Leslie Duffy of this office at (212) 701-3840.

Sincerely,



Christopher T. Cox

Mr. Henry J. Rhodes
109 Maple Drive
Cartersville, Georgia 30120

VIA FEDERAL EXPRESS

cc: Mr. Marcus R. Rowan
Mr. Mark C. Myers

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

FedEx Express
Customer Support
Domestic Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone 901-369-3600



September 11,2002

MARITZA VERA
(212) 269-5420

Dear MARITZA VERA:

Our records reflect the following delivery information for the shipment with the tracking number 613665782937. The package was released as authorized by the shipper/recipient.

Delivery Information:

Released By: 1178945

Delivered to: 109 MAPLE DR

Delivery Date: August 08, 2002

Delivery Time: 10:11 AM

Shipping Information:

Shipment Reference Information: 21240.005 KRISTINA NEEDH

| | | | |
|---|---|---|---|
| Tracking No: | 613665782937 | Ship Date: | August 07, 2002 |
| Shipper: | CAHILL GORDON<br>REINDEL*TOP ACC*<br>80 PINE ST FL 17<br>NEW YORK, NY 100051790<br>US | Recipient: | MR. HENRY J. RHODES<br>RESIDENCE<br>109 MAPLE DRIVE<br>CARTERSVILLE, GA 30120<br>US |

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx (1-800-463-3339)
Reference No: R2002091100058686203

This Information is provided subject to the FedEx Service Guide.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 19, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Equidyne Corporation
Incoming letter dated October 8, 2002

The proposals relate to employee plans, employee compensation, director independence, CEO verification of financials, board committees and proxy rules.

There appears to be some basis for your view that Equidyne may exclude the proposal under 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Equidyne's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Equidyne omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Equidyne relies.

Sincerely,



Grace K. Lee
Special Counsel